[GRAPHIC OMITTED] AHOLD

                                                                   PRESS RELEASE

Johan Boeijenga appointed President and CEO of Ahold Central Europe

Amsterdam, The Netherlands, October 2, 2006 - Ahold announced today that Johan Boeijenga has been appointed President and CEO of Ahold Central Europe, with immediate effect. Boeijenga is currently Executive Vice President Supply Chain and member of the Executive Board at Albert Heijn.

Boeijenga will succeed Jacquot Boelen, who has resigned in order to pursue opportunities outside Ahold. Boelen will remain available for a period of time to allow for an effective transition.

"Johan's extensive knowledge of the retail business makes him ideally suited to lead the team and maximize our opportunities in this region," said Ahold President and CEO Anders Moberg. "He will be bringing considerable talents and experience to his new role."

Boeijenga joined Ahold in 1988 as a management trainee. Over the next 18 years, he gained experience in logistics and supply chain at Albert Heijn and also served as CEO of Ahold's former operations in Indonesia. Boeijenga took on his current role in 2003, leading Albert Heijn in building its state-of-the-art logistics capability and serving on the team that drove the successful repositioning of the company.

Boelen joined Ahold Polska in January of 2001 as President and CEO and was appointed President and CEO of the Ahold Central Europe arena at its creation in 2003. Commenting on his time at the company, Boelen said, "Over the past five years, I've learned that our team in Central Europe has a real passion for the business. I am confident that they will continue to do what is right for our company and, most of all, our customers."

"I want to thank Jacquot for his many contributions to Ahold," said Moberg. "He was responsible for the significant task of integrating our operations in Central Europe into a single arena. Before that, Jacquot oversaw much progress by Ahold in the Polish market, including the rebranding of the company's supermarkets to Albert. We wish him all the best for the future."

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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